Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 154 to Registration Statement No. 33-73404 on Form N-1A of our report dated May 24, 2019, relating to the financial statements and financial highlights of Northern Funds, comprised of Money Market Fund, Municipal Money Market Fund, U.S. Government Money Market Fund, and U.S. Government Select Money Market Fund, appearing in the Annual Report on Form N-CSR for Northern Funds for the year ended March 31, 2019, and to the references to us under the headings “Financial Highlights” in the Prospectuses and on page 1 of the Statements of Additional Information and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

November 27, 2019